

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2026

Lawrence Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Road
Mocksville, NC 27028

   Re: 22nd Century Group, Inc.
     Registration Statement on Form S-3
     Filed March 31, 2026
     File No. 333-294792

Dear Lawrence Firestone:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kristin Baldwin at 202-551-7172 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing